NO ACT

PE 1-25-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011169

March 25, 2010

Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-25-10

Re: Omnicom Group Inc.
Incoming letter dated January 25, 2010

Dear Mr. O'Brien:

This is in response to your letter dated January 25, 2010 concerning the shareholder proposal submitted to Omnicom by the Amalgamated Bank's LongView LargeCap 500 Index Fund. We also have received a letter on the proponent's behalf dated February 12, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW, Suite 800
Washington, DC 20005-6705

March 25, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Omnicom Group Inc.
Incoming letter dated January 25, 2010

The proposal requests that the board adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting or the continuation in force of unvested equity grants; awards of ungranted equity; perquisites; and other payments or awards made in lieu of compensation.

We are unable to concur in your view that Omnicom may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Omnicom may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

12 February 2010

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for no-action relief from Omnicom Group Inc.

Dear Counsel:

I write on behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund") in response to the letter dated 25 January 2010 from counsel for Omnicom Group Inc. ("Omnicom" or the "Company"). In that letter Omnicom requests no-action relief in connection with a shareholder proposal submitted by the Fund for inclusion in Omnicom's proxy materials in conjunction with the Company's 2010 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested no-action relief. We would grateful as well if you could send a copy of the Division's decision to the undersigned by fax or e-mail.

The Fund's Proposal.

The Fund's resolution asks Omnicom to adopt a policy regarding "golden coffin" compensation agreements for senior executives. The resolution states:

> RESOLVED: The shareholders of Omnicom Group Inc. (the "Company") hereby request the board of directors to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting or the continuation in force of unvested equity grants; awards of ungranted equity; perquisites; and other payments or awards made in lieu of compensation. This policy would not apply to payments, grants or awards of the sort that are offered to other Company employees. As used herein, "future

agreements" include modifications, amendments or extensions of existing agreements.[1]

The supporting statement explains that "golden coffin" arrangements, which can require a company to make significant payments or awards after an executive's death, are inconsistent with a "pay for performance" compensation philosophy. In 2006, Omnicom adopted its so-called "SERCR Plan" for four senior executives, who can receive up to $1.25 million annually for 15 years after leaving the Company. These payments can occur even after death if certain criteria are met. In addition, the estates of these executives would receive incentive awards plus accelerated vesting of equity awards. According to Omnicom's April 2009 proxy, the value of these death benefits for Mr. Wren, the CEO, could exceed $25 million.

The supporting statement adds that in 2009 proxy advisor RiskMetrics Group advised withholding votes from Compensation Committee members, citing "an unusually long period of annual benefits following an executive's termination" and "full payouts for a beneficiary in the event that the executive passes away." Omnicom responded that generous payouts are needed to prevent senior executives from competing with the Company after termination, but (as the Fund's supporting statement notes), that rationale is inapplicable if an executive is deceased.

<u>Omnicom's Objections.</u>

Omnicom begins with a general recitation of applicable principles and then claims that various phrases in the resolution or supporting statement are inherently misleading in violation of Rule 14a-9, thus permitting exclusion of the entire proposal under Rule 14a-8(i)(3). We note that Omnicom's approach appears to be inconsistent with STAFF LEGAL BULLETIN 14B, section A.1 of which cautions against the sort of scatter-shot, word-by-word objections of the sort the Company raises here. Nonetheless we answer the specific points as follows.

<u>"Senior executive."</u> Omnicom claims to have so many executives that shareholders will be misled as to who is "senior" enough to be affected. However, this argument overlooks the fact that the Division has repeatedly approved this formulation. Thus STAFF LEGAL BULLETIN 14A notes how the Division has viewed "senior executive" compensation a proper subject for shareholder proposals since at least 1992. *See Battle Mountain Gold Co.* (13 February 1992) (allowing proposal dealing with compensation of "executive officers"). No-action rulings less than a year old are to the same effect. *See Morgan Stanley* (12 March 2009); *Comerica, Inc.* (9 March 2009). Perhaps the Fund could have phrased the resolution to refer to

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[1] The Fund offered this proposal at three companies last year; it was supported by a majority of the shares voted at two companies and 40% of the shares voted at the third.

"named executive officers," which is the obvious focus of the proposal, witness the reference to the SERCR Plan. Had we done so, however, Omnicom might have challenged that phrase too. *See JPMorgan Chase & Co.* (9 March 2009) (rejecting claim that "named executive officer" and "NEO" were impermissibly vague).

"Future agreements." Omnicom next trains its sights on language that the proposal would apply to "any" future agreements for senior executives, with future agreements defined to include "modifications, amendments or extensions of existing agreements." So far, so good. However, Omnicom perceives ambiguity because the supporting statement refers to giving the board "flexibility." The objection lacks merit. The proposal would allow "flexibility" as to the *timing* of a shareholder vote, not *whether* such a vote should occur. The sentence in question has been routinely added to shareholder proposals seeking a shareholder vote on some facet of executive compensation (*e.g.*, golden parachutes above a certain threshold). Its purpose is to anticipate a company's otherwise inevitable criticism that a strict prior approval requirement could compel a company to incur the cost of calling a special meeting to permit shareholder ratification of the contract – hence the reference to giving the board the "flexibility" to add this item to a regularly scheduled meeting.

"Salary or bonuses." According to Omnicom, it is not clear which "salaries or bonuses" that might be paid after death could be considered "unearned." This objection is baffling, for Omnicom never explains how an affected executive might "earn" a salary or bonus after he or she is dead (much less how paying money to someone's estate squares with a "pay for performance" philosophy).

Omnicom also sees ambiguity in the catchall phrase "other payments or awards made in lieu of compensation." The phrase is intended to be broad in scope, but breadth is not synonymous with vagueness. Omnicom seems to have no trouble with the phrase "payments, grants or awards," which is presumably viewed as covering all forms of "compensation." So what does the phrase add? Experience suggests that companies can be highly creative in the types of payments, awards or grants made to senior executives, so this catchall is designed to pick up anything else that might commit company resources after a senior executive's death and that Omnicom might claim is otherwise not covered by the policy. Under Omnicom's reading, the phrase might be unnecessary; however, it is not misleading.

Conclusion.

For these reasons, Omnicom has not sustained its burden of showing that the Fund's proposal may be excluded from the Company's proxy materials, and we respectfully ask the Division to deny the requested no-action relief.

Thank you for your consideration of these points. Please do not hesitate to contact me directly if you have any questions or if there is further information that we can provide.

Very truly yours,



Cornish F. Hitchcock

cc: Michael J. O'Brien, Esq.
Joel H. Trotter, Esq.

Omnicom Group Inc.

January 25, 2010

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal to Omnicom Group Inc. from the Amalgamated Bank's LongView LargeCap 500 Index Fund**

Ladies and Gentlemen:

Omnicom Group Inc. (the "Company") has received a shareholder proposal and supporting statement, attached as Exhibit A hereto (the "Proposal"), from Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Proponent") for inclusion in the Company's proxy statement for its 2010 annual meeting of shareholders. This letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended.

The Company hereby advises the Commission that it intends to exclude the Proposal from its 2010 proxy materials pursuant to Rule 14a-8(i)(3) because it is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9, as described below and respectfully requests confirmation from the staff (the "Staff") of the Division of Corporation Finance that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponent of the Company's intention. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

The Company intends to file its definitive 2010 proxy materials with the Commission no earlier than April 15, 2010. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2010 proxy materials.

The Company received a letter from the Proponent dated December 3, 2009 containing the following proposal:

> "RESOLVED: The Shareholders of Omnicom Group Inc. (the "Company") hereby request the board of directors to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could obligate the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting or the continuation in force of unvested equity grants; awards of ungranted equity; perquisites; and other payments or awards made in lieu of compensation. This policy would not apply to payments, grants or awards

437 Madison Avenue, New York, N.Y. 10022 (212) 415-3600 Fax (212) 415-3530

of the sort that are offered to other Company employees. As used herein, 'future agreements' include modifications, amendments or extensions of existing agreements."[1]

The Company believes that the Proposal may be properly excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholder voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals contained ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented.[2]

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. On these grounds, the Staff permitted exclusion in *Fuqua Industries, Inc.* (avail. Mar. 12, 1991), and expressed its belief that "the proposal may be misleading because any action

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[1] See Exhibit A for the full text of the Proposal as received by the Company.

[2] See, for example: *Verizon Communications Inc.* (avail. Feb. 21, 2008) (proposal requesting that the board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent); *Prudential Financial, Inc.* (avail. Feb. 16, 2007) (proposal urging board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations); *General Electric Company* (avail. Feb. 5, 2003) (proposal urging the Board "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented); *General Electric Company* (avail. Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal); *Eastman Kodak Company* (avail. Mar. 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued); *Pepsico, Inc.* (avail. Feb. 18, 2003) (excluding the same proposal as Eastman Kodak cited above on substantially similar arguments); *Woodward Governor Co.* (avail. Nov. 26, 2003) (proposal sought to implement "a policy for compensation for the executives . . . based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation); *International Business Machines Corp.* (avail. Feb. 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); and *Pfizer Inc.* (avail. Feb. 18, 2003) (proposal that board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision "to limit extraordinary gains" was impermissibly vague and indefinite).

ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." Moreover, the Staff has granted no-action relief on multiple other occasions where shareholders and directors could interpret the terms of a proposal differently.[3]

Here, the Proposal is impermissibly vague and indefinite because it is internally inconsistent and fails to define key terms or otherwise provide guidance on how the Proposal would be implemented if adopted by the Company's Board of Directors. The Proposal requests that the Board obtain shareholder approval for future agreements and corporate policies that would obligate the Company to make payments following the death of a senior executive. However, based on the text of the Proposal and accompanying supporting statement, it is impossible to determine with any certainty (i) whose compensation arrangements would be subject to shareholder approval; (ii) which agreements and policies would be subject to shareholder approval; and (iii) which "salary or bonuses" would be subject to shareholder approval.

In particular, based upon the Proposal's wording, the Company is unable to determine with certainty whose compensation arrangements would be subject to shareholder approval. The Company is a strategic holding company comprised of more than 1,500 individual operating companies which, as of September 30, 2009, had more than 63,000 employees. The Company is one of the largest advertising, marketing and corporate communications companies in the world. It has five global networks, each with its own chief executive officer and other senior executive officers. Each network includes several global and national brands providing services in disciplines encompassing traditional media advertising, customer relationship management, public relations, and specialty communications through a varied network of agencies, all of which have their own senior executive officers. The Company operates in a highly competitive industry that is heavily dependent on creative talent and personal relationships. The Proposal would require the Board of Directors to seek shareholder approval of certain payments to unspecified "senior executives" while specifically excluding payments made to "other Company employees." However, neither the Proposal nor its supporting statement distinguishes between these two classes of Company personnel. Shareholders voting on the measure would be unable to determine whose compensation they are ultimately seeking to limit and, if adopted, the Company would be unable to implement the Proposal because it fails to address who qualifies as a "senior executive" and who qualifies as an "other Company employee." The Company respectfully submits that this fundamental uncertainty renders the Proposal vague and indefinite for purposes of Rule 14a-8(i)(3). Moreover, the Proposal's inherent vagueness is especially problematic in

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[3] *See, e.g.*, *Berkshire Hathaway Inc.* (avail. Mar. 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Wendy's International, Inc.* (avail. Feb. 24, 2006) (permitting exclusion of a proposal seeking a report detailing the progress made toward "accelerating development" of controlled-atmosphere killing where the meaning of "accelerating development" was unclear); *Peoples Energy Corporation* (avail. Nov. 23, 2004) (permitting exclusion of a proposal seeking to limit indemnification but did not define "reckless neglect"); and *Exxon Corporation* (avail. Jan. 29, 1992) (permitting exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy . . . after losing a considerable amount of money," because vague terms such as "considerable amount of money" were subject to differing interpretations).

light of the Company's particular organizational structure and the many individuals who might qualify as "senior executives" (a term that has no concrete meaning for purposes of the federal securities laws) at the network, agency or company level. The Proposal offers no insight into resolving this vagueness and provides no clear answer regarding which employees it would cover and which employees it would not.

It is impossible to determine which of the Company's compensation plans would require shareholder approval under the Proposal. The Company has many different compensation plans which may provide for grants or awards following the death of the participating employee. Each of these plans covers a different subset of employees. These range from the Senior Executive Restrictive Covenant and Retention Plan which covers 6 employees, to the Senior Management Incentive Plan which covers 11 employees, to the Executive Salary Continuation Plan Agreements, which cover approximately 100 employees, to the 2007 Incentive Award Plan, which covers approximately 1,500 employees. It is unclear from the Proposal and supporting statement if it is intended to capture one, some or all of these plans. Neither the shareholders voting on the Proposal, nor the Board in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty what actions or measures the Proposal purports to require.

It is impossible to determine with certainty which agreements and policies would be subject to shareholder approval. According to the resolution contained in the Proposal, "*any* future agreements and corporate polices that could oblige the Company to make payments . . . following the death of a senior executive" (emphasis added) would be subject to shareholder approval. The Proposal further defines "future agreements" to "include modifications, amendments or extensions of existing agreements." However, the last sentence of the supporting statement explains that this Proposal does not apply to "an employment contract paying death benefits, but would provide *flexibility* to seek approval after material terms of an agreement are agreed upon" (emphasis added). Where the Proposal seeks to require shareholder approval of *any* agreements regarding payments after death, the supporting statement seeks to provide "flexibility" with regards to employment contracts. Shareholders voting on the measure would be required to infer, without any clear guidance from the Proposal or supporting statement, how the Proposal would apply to future agreements. Furthermore, if implemented, the Board of Directors could apply the flexibility standard according to its own interpretation, which may differ greatly from the various interpretations of the several shareholders and Proponent. The flexibility standard also prevents a determination whether the Proposal would require the Board to seek shareholder approval *before* entering an agreement or adopting a policy or whether the Board could obtain shareholder ratification of these actions.

It is impossible to determine with any certainty which "salary or bonuses" would be subject to shareholder approval because the Proposal qualifies that it only applies to those that are "unearned," but fails to provide a standard for determining which payments are unearned. The Proposal further states that it would apply to "payments or awards made in lieu of compensation" but, again, fails to provide a standard for determining what payments qualify as compensation and what payments are only "in lieu of compensation." The supporting statement also subsequently fails to define when a future payment is unearned as opposed to earned, or when it qualifies as compensation as opposed to non-compensation. The Proposal suggests a distinction between compensatory payments and supposedly "unearned" payments, without providing any standard for distinguishing between the two.

As a result of these ambiguities and internal inconsistencies in the Proposal, neither the shareholders voting on the Proposal, nor the Board in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal purports to require. For these reasons, the Company requests the Staff to confirm that the Company may exclude the Proposal pursuant to Rules 14a-8(i)(3) and 14a-9.

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Joel Trotter of Latham & Watkins LLP at (202) 637-2165 to discuss any questions you may have regarding this matter.

Very truly yours,



Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: Cornish F. Hitchcock, Hitchcock Law Firm PLC
Joel H. Trotter, Latham & Watkins LLP

Exhibit A

Proposal of the Amalgamated Bank's LongView LargeCap 500 Index Fund

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

3 December 2009

Mr. Michael J. O'Brien
Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

By UPS

Re: Shareholder proposal for 2010 annual meeting

Dear Mr. O'Brien:

On behalf of the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Omnicom Group plans to circulate to shareholders in anticipation of the 2010 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to executive compensation.

The Fund is located at 275 Seventh Avenue, New York, N.Y. 10001 and has beneficially owned more than $2000 worth of Omnicom common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2010 annual meeting, which a representative is prepared to attend.

We would be pleased to discuss with you the issues presented by this proposal. If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders of Omnicom Group Inc. (the "Company") hereby request the board of directors to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting or the continuation in force of unvested equity grants; awards of ungranted equity; perquisites; and other payments or awards made in lieu of compensation. This policy would not apply to payments, grants or awards of the sort that are offered to other Company employees. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements.

SUPPORTING STATEMENT

As shareholders, we support a compensation philosophy that provides sufficient remuneration to motivate and retain talented executives and that ties their pay to the Company's long-term performance. We believe that such a "pay for performance" approach can help align the interests of executives with those of shareholders.

In our view, "golden coffin" arrangements, which can require a company to make significant payments or awards after an executive's death, are inconsistent with that approach. Senior executives should have ample opportunities while they are alive to contribute to a pension fund, purchase life insurance, or engage in other estate planning strategies suitable to their needs. We see no reason to saddle shareholders with payments or awards in return for no services.

The problem is well illustrated at Omnicom, which in 2006 adopted its so-called "SERCR Plan" for four senior executives, who can receive up to $1.25 million annually for 15 years after leaving the Company. These payments can occur even after death if certain criteria are met. In addition, the estates of these executives would receive incentive awards plus accelerated vesting of equity awards. According to Omnicom's April 2009 proxy, the value of these death benefits for Mr. Wren, the CEO, could exceed $25 million.

Last year the proxy advisor RiskMetrics Group ("RMG") advised withholding votes from Compensation Committee members, citing "an unusually long period of annual benefits following an executive's termination" and "full payouts for a beneficiary in the event that the executive passes away." RMG expressed "concerns that the SERCR Plan may run counter to a pay-for-performance philosophy and run contrary to best interests of shareholders."

Omnicom told RMG that the SERCR Plan seeks to assure that executives do not compete with the Company after termination. We fail to see how that rationale could support an award of death benefits.

Omnicom recently pared back benefits to executives who are terminated for cause, but we believe that more is needed. We thus propose a shareholder approval requirement, which may induce restraint when the board contemplates paying death benefits to senior executives. This proposal would not require prior shareholder approval of an employment contract paying death benefits, but would provide flexibility to seek approval after material terms of an agreement are agreed upon.

We urge shareholders to vote FOR this proposal.